P    I    M    C    O

October 1, 2014

Securities and Exchange Commission

Office of Applications and Report Services

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Joint Insured Fidelity Bond of

PIMCO Managed Accounts Trust (File No. 811-9721)

PIMCO Municipal Income Fund (File No. 811-10377)

PIMCO California Municipal Income Fund (File No. 811-10379)

PIMCO New York Municipal Income Fund (File No. 811-10381)

PIMCO Municipal Income Fund II (File No. 811-21076)

PIMCO California Municipal Income Fund II (File No. 811-21077)

PIMCO New York Municipal Income Fund II (File No. 811-21078)

PIMCO Municipal Income Fund III (File No. 811-21187)

PIMCO California Municipal Income Fund III (File No. 811-21188)

PIMCO New York Municipal Income Fund III (File No. 811-21189)

PIMCO Corporate & Income Strategy Fund (File No. 811-10555)

PIMCO Corporate & Income Opportunity Fund (File No. 811-21238)

PIMCO High Income Fund (File No. 811-21311)

PIMCO Income Strategy Fund (File No. 811-21374)

PIMCO Income Strategy Fund II (File No. 811-21601)

PIMCO Global StocksPLUS® & Income Fund (File No. 811-21734)

PIMCO Income Opportunity Fund (File No. 811-22121)

PCM Fund, Inc. (File No. 811-07816)

PIMCO Strategic Income Fund, Inc. (File No. 811-08216)

PIMCO Dynamic Income Fund (File No. 811-22673)

PIMCO Dynamic Credit Income Fund (File No. 811-22758)

Ladies and Gentlemen:

Pacific Investment Management Company LLC

1633 Broadway

New York, NY 10019

212.739.3064

P    I    M    C    O

Enclosed for filing on behalf of the above-referenced registered management investment companies (the “Funds”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, is the following documentation:

(i)	A copy of the Fidelity Bond Binder (the “Bond”), effective July 1, 2014, issued by National Union Fire Insurance Company of Pittsburgh, PA, the primary policy for $25 million; First Excess Layer issued by Great American Insurance Company for $25 million; and Second Excess Layer issued by Berkley Regional Insurance Company for $17.5 million, is attached under Exhibit 1;

(ii)	A copy of the executed joint Fidelity Bond Agreement among the joint insureds in accordance with Rule 17g-1(f) is attached under Exhibit 2;

(iii)	A copy of the resolutions of a majority of Trustees/Directors of each Board who are not “interested persons” of the Funds, approving the amount, type, form and coverage of the Bond and the portion of the premium to be paid by each Fund is attached under Exhibit 3; and

(iv)	A Rule 17g-1 Minimum Amount of Bond worksheet showing the amount of a single insured bond, which each Fund would have to maintain, had it not been named as an insured under the joint Bond, is attached under Exhibit 4.

Premiums for the Bond have been paid from July 1, 2014 through the period ending July 1, 2015.

If there are any questions regarding this filing, please contact the undersigned at (212) 739-3064

Very truly yours,

/s/ Joshua D. Ratner

Joshua D. Ratner

Vice President, Secretary and Chief Legal Officer

Pacific Investment Management Company LLC

1633 Broadway

New York, NY 10019

212.739.3064